UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No.   )

TPG RE Finance Trust, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87266M107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87266M107

1.	Names of Reporting Persons Altair Commercial Real Estate Lending Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	As of December 31, 2017, Altair Commercial Real Estate Lending Fund, LLC (“Altair”) shared beneficial ownership of 10,027,145 shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of the Issuer with its investment manager, First Republic Investment Management, Inc. (“FRIM”). On January 16, 2018, Altair effected a pro rata, in-kind distribution of the Shares without additional consideration to its members. As of the date of this Schedule 13G, neither Altair nor FRIM beneficially own any Common Stock.

Page 2 of 8 Pages

CUSIP NO. 87266M107

1.	Names of Reporting Persons First Republic Investment Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (1)
12.	Type of Reporting Person (See Instructions) CO, IA

(1)	As of December 31, 2017, Altair shared beneficial ownership of 10,027,145 shares of Common Stock of the Issuer with its investment manager, FRIM. On January 16, 2018, Altair effected a pro rata, in-kind distribution of the Shares without additional consideration to its members. As of the date of this Schedule 13G, neither Altair nor FRIM beneficially own any Common Stock.

Page 3 of 8 Pages

CUSIP NO. 87266M107

Item 1.

(a)	Name of Issuer

TPG RE Finance Trust, Inc.

(b)	Address of Issuer’s Principal Executive Offices

888 Seventh Avenue, 35th Floor

New York, New York 10106

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of Altair Commercial Real Estate Lending Fund, LLC (“Altair”) and First Republic Investment Management, Inc. (“FRIM” and, together with Altair, the “Reporting Persons”).

(b)	Address of Principal Business office or, if None, Residence

The address of the principal business office of Altair is 1888 Century Park East, Los Angeles, CA 90067-1702.

The address of the principal business office of FRIM is 111 Pine Street, San Francisco, CA 94111.

(c)	Citizenship

(i)	FRIM is a New York corporation

(ii)	Altair is a Delaware limited liability company

(d)	Title of Class of Securities

Common Stock, $0.001 par value per share (the “Common Stock”)

(e)	CUSIP No.

87266M107

Page 4 of 8 Pages

CUSIP NO. 87266M107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

FRIM is the investment manager of Altair. FRIM and Altair may be deemed to be members of a group with respect to the Shares.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications

Not applicable.

Page 5 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2018

ALTAIR COMMERCIAL REAL ESTATE LENDING FUND, LLC

By:	/s/ Hezy Shalev
Authorized Signatory

FIRST REPUBLIC INVESTMENT MANAGEMENT, INC.

By:	/s/ Hezy Shalev
Authorized Signatory

Page 6 of 8 Pages

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement